FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
July 18, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 7/18/02

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

COMPANY

WIMM-BILL-DANN FOODS OJSC MAINTAINS PROJECTED RATE OF SALES GROWTH DURING THE FIRST SIX MONTHS OF 2002

Moscow, Russia – July 18, 2002 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its sales volumes for the company's dairy and juice segments during the first six months of 2002.

In the first half of the year, Wimm-Bill-Dann demonstrated strong growth in sales volumes, in line with the company's previously outlined long-term strategic development programme.

For the six months ending June 31, 2002, the volume of sales in the juice segment was 224 thousand tons, which represents an increase of 33.5% compared to the same period in 2001.

In the dairy segment, the volume of sales was 464.1 thousand tons in the first half of the year, which is 13% greater than over the same period last year.

Mr. Sergei Plastinin, CEO of the company, commenting on the sales results, said: "These results demonstrate yet again the effectiveness of our long-term development strategy. I am convinced that organic growth in production, combined with the successful integration of new acquisitions into the company, will allow us to overcome competition and maintain our leading position in the Russian marketplace."

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For further enquiries contact:

Wimm-Bill-Dann
Kira Kiryuhina,
Acting Director, Public Relations Department
Tel: +7 095 733 9726
Email: kiryuhina@wbd.ru

Shared Value Ltd
Edward Baumgartner, Analyst
Tel: +44 207 321 5037
Mobile: +44 781 579 6506
Email: ebaumgartner@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company's most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors" in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 17 manufacturing facilities in thirteen locations in Russia and the Commonwealth of Independent States (CIS), as well as branches in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

In Moscow alone, there are over 2,000 shops working directly with Wimm-Bill-Dann, offering its wide range of products to consumers. The company also supplies its products to Russia's Presidential Administration, Federation Council, embassies and banks, airlines and schools, to name but a few.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 12,000 people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: __________________________
Name: Sergey A. Plastinin
Title: Chairman of the Management Board

Date: July 18, 2002